Simpson Thacher & Bartlett LLP

900 G STREET NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number (202) 636-5543	E-mail Address rajib.chanda@stblaw.com

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549 Attn: Lisa Larkin and Lauren Hamilton

Re:	Blackstone Private Credit Fund

Registration Statement on Form N-2

(File No. 333-264426)

Dear Mses. Larkin and Hamilton:

On behalf of Blackstone Private Credit Fund (the “Fund”), a business development company, we hereby provide a response to the comments from the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission communicated on January 2, 2025 regarding Pre-Effective Amendment No. 6 (the “Amendment No. 6”) to the above-referenced registration statement on Form N-2, filed on November 26, 2024 (collectively with the initial registration statement filed on April 21, 2022, the Pre-Effective Amendment No. 1 filed on July 25, 2022, the Pre-Effective Amendment No. 2 filed on October 14, 2022, the Pre-Effective Amendment No. 3 filed on December 16, 2022, the Pre-Effective Amendment No. 4 filed on January 13, 2023 and the Pre-Effective Amendment No. 5 filed on August 25, 2023, the “Registration Statement”) in connection with an offering of unsecured notes issued by the Fund.

The Fund anticipates filing in the near future an additional pre-effective amendment, Amendment No. 7, which will include the revisions to the Registration Statement in response to the comments contained herein, as applicable and appropriate, and to otherwise update disclosure in the ordinary course.

For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 6. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 6.

Securities and Exchange Commission	January 14, 2025

1. With respect to the disclosure in the subsection titled “Recent Developments” beginning on page 18, please supplementally explain whether shareholder approval was required as a result of any of the assignments and what steps the Fund took to comply with requirements of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund respectfully notes that shareholder approval was not required because the internal restructuring of the Fund’s advisory contracts (which entailed Blackstone Credit BDC Advisors LLC’s (“BXCBA”) assignment of the Investment Advisory Agreement to Blackstone Private Credit Strategies LLC (“BXPCS”), the Fund’s entering into the Second A&R Investment Advisory Agreement with BXPCS, and the Fund, BXPCS and BXCBA entering into the Sub-Advisory Agreement) falls within the scope of Rule 2a-6 under the 1940 Act, as well as related Staff guidance.

While Section 15(a)(4) of the 1940 Act provides that an investment advisory contract terminates automatically upon its “assignment” as defined in Section 2(a)(4) of the 1940 Act, Rule 2a-6 of the 1940 Act provides that “[a] transaction which does not result in a change of actual control or management of the investment adviser to . . . an investment company is not an assignment for purposes of Section 15(a)(4).” Transactions falling within the scope of Rule 2a-6, therefore, would not trigger termination of an investment advisory contract. Additionally, the Staff has taken the position in a series of no-action letters (together the “No-Action Letters”)1 that it would not recommend enforcement action under Section 15(a) in situations involving wholly-owned subsidiaries where a new advisory contract was created from a pre-existing contract, or fees were reallocated between the primary adviser and a sub-adviser, provided that the new arrangement or amendment did not materially change the advisory relationship or terms of the advisory contract previously approved by shareholders.

The assignment of the Investment Advisory Agreement and entering into the Sub-Advisory Agreement did not have any impact on the actual control or management of the Fund’s investment adviser, nor did it cause any change in responsibility for, or control over, the provision of advisory services, as both BXCBA and BXPCS are and will remain indirect, wholly-owned subsidiaries of Blackstone Inc., and the same personnel will continue to provide services to the Fund. Further, both BXCBA and BXPCS are within the same credit, asset based finance and insurance asset management business unit of Blackstone, Blackstone Credit & Insurance. The assignment and sub-advisory arrangement also did not materially change the advisory relationship or terms of the advisory contract previously approved by shareholders because there was no reduction in the quantity or quality of the services provided to the Fund, nor, as previously noted, in the personnel providing such services. Furthermore, there was no change in the aggregate fees paid by the Fund. Lastly, current and prospective shareholders were provided with sufficient notice of the Board’s approval of the assignment and the Sub-Advisory agreement.

Moreover, in connection with the transactions involving the Investment Advisory Agreement and the Sub-Advisory Agreement, the Board considered and approved such agreements in compliance with Section 15(c) of the 1940 Act.

[1]	See Wells Fargo Bank, N.A., SEC No-Action Letter (Mar. 31, 1998); INVESCO, SEC No-Action Letter (Aug. 05, 1997); American Express Financial Corporation, SEC No-Action Letter (Nov. 17, 1998).

Securities and Exchange Commission	January 14, 2025

Additionally, the Fund notes that the termination of the administration agreement between Blackstone Alternative Credit Advisors LP (“BACA”) and the Fund, the execution of the New Administration Agreement between BXPCS and the Fund and the execution of the New Sub-Administration Agreement between BACA and the Fund were all approved by the Board, and that neither the relevant contracts nor the 1940 Act require any additional approvals.

2. Please revise the first sentence of the introductory paragraph in the section titled “Senior Securities” on page 150 to correct the repetitive language: “Information about our senior securities is shown in the following table as of the as of the dates indicated.”

Response: The Fund has revised the Registration Statement accordingly.

3.  Please supplementally explain why the subsection titled “Section 16(a) Beneficial Ownership Reporting Compliance” was deleted. If such disclosure was intentionally deleted, please provide an explanation for why such disclosure is not required. Otherwise, please add the required information in a future filing.

Response: The “Section 16(a) Beneficial Ownership Reporting Compliance” subsection was deleted because it is not required under Form N-2 and to ensure general consistency in disclosure across the Fund’s various other filings. This subsection was first included in the Fund’s annual report on Form 10-K for the fiscal year ended 2020 pursuant to Item 405 of Regulation S-K. A prior formulation of Item 405 of Regulation S-K, which required that registrants disclose delinquent Section 16(a) reports, did not specify whether the subsection could be omitted if there were no delinquent Section 16(a) reports during the relevant period. As such, the Fund included this subsection in its annual report on Form 10-K for the fiscal year ended 2020 despite not having any delinquent Section 16(a) reports during the relevant period. This paragraph was then subsequently added to the Registration Statement (in addition to various other filings) for the purpose of generally aligning disclosure across the Fund’s various filings, even though not required by Form N-2.

Item 405 was amended in 2019 to, among other things, add an instruction that provides, “[i]f no disclosure is required, registrants are encouraged to exclude the caption ‘Delinquent Section 16(a) Reports.’” In light of this amendment and because the Fund had no delinquent Section 16(a) reports during the relevant time periods, the Fund deleted this subsection in its annual report on Form 10-K for the fiscal year ended 2023. To ensure general consistency across the Fund’s filings and because Form N-2 does not require this disclosure, the Fund subsequently deleted this subsection in the Registration Statement as well.

* * *

Securities and Exchange Commission	January 14, 2025

Please call Benjamin Wells (212-455-2516), Kenneth Burdon (617-778-9001), Steven Grigoriou (202-636-5592), Jonathan Pacheco (202-636-5876) or me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Rajib Chanda
Rajib Chanda

cc:

John Lee, Division of Investment Management, U.S. Securities and Exchange Commission

Terri Jordan, Division of Investment Management, U.S. Securities and Exchange Commission

Benjamin Wells, Simpson Thacher & Bartlett LLP

Kenneth Burdon, Simpson Thacher & Bartlett LLP

Steven Grigoriou, Simpson Thacher & Bartlett LLP

Jonathan Pacheco, Simpson Thacher & Bartlett LLP

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